Exhibit 99.8

KPMG LLP Vaughan Metropolitan Centre 100 New Park Place Suite 1400 Vaughan, ON Canada L4K 0J3 Telephone (905) 265-5900 Fax (905) 265-6390 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Enthusiast Gaming Holdings Inc.

We consent to the use of our report dated March 28, 2022 on the consolidated financial statements of Enthusiast Gaming Holdings Inc. (the “Entity”) which comprise the consolidated statements of financial position as of December 31, 2021 and December 31, 2020, the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively the “consolidated financial statements”), which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2021.

We also consent to the incorporation by reference of such report in the Registration Statement No. 333-255725 on Form F-10 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 28, 2022

Toronto, Canada